Filed Pursuant to Rule 433

Registration No. 333-168509

Pricing Term Sheet

August 9, 2010

Chesapeake Energy Corporation

$600,000,000 aggregate principal amount of 6.875% Senior Notes due 2018

$1,400,000,000 aggregate principal amount of 6.625% Senior Notes due 2020

The following information supplements the Preliminary Prospectus Supplement, dated August 9, 2010, filed pursuant to Rule 424, Registration Statement No. 333-168509.

Issuer:	Chesapeake Energy Corporation
Aggregate principal amount offered:	$600,000,000 principal amount 6.875% Senior Notes due 2018 $1,400,000,000 principal amount 6.625% Senior Notes due 2020
Ranking:	Senior unsecured
Coupon:	2018: 6.875% 2020: 6.625%
Maturity:	August 15, 2018 August 15, 2020
Price to public:	2018: 100.000% of principal amount 2020: 100.000% of principal amount
Gross Proceeds to Issuer:	$2,000,000,000.00
Yield to Maturity:	2018: 6.875% 2020: 6.625%
Spread to Benchmark Treasury:	2018: 451 basis points 2020: 380 basis points
Benchmark Treasury:	2018: UST 4.000% due August 2018 2020: UST 8.750% due August 2020
Gross Spread:	1.625%
Use of proceeds:	The issuer intends to use the net proceeds from this offering to pay the purchase or redemption price of the issuer’s 7.00% Senior Notes due 2014, 6.625% Senior Notes due 2016 and 6.25% Senior Notes due 2018 for which the issuer commenced a tender offer pursuant to an Offer to Purchase and Consent Solicitation Statement dated August 3, 2010 and for general corporate purposes, which may include repaying indebtedness under the issuer’s corporate revolving bank credit facility.
Interest payment dates:	February 15 and August 15 of each year, commencing February 15, 2011

Record dates:	February 1 and August 1
Optional Redemption:	2018 Notes: On or after August 15, 2013 August 15, 2013: 105.156% August 15, 2014: 103.438% August 15, 2015: 101.719% August 15, 2016 and thereafter: 100.000%
Make-whole redemption:	At any time prior to the maturity date at Treasury Rate plus 50 basis points.
Certain pro forma debt information:	After giving effect to the offering and the application of the net proceeds therefrom and after giving effect to the other transactions described under “Capitalization” in the Preliminary Prospectus Supplement, the Issuer would have had, on a pro forma basis as of June 30, 2010, approximately $11.367 billion in principal amount of senior indebtedness outstanding, $1.723 billion of which would have been secured.
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Bank of America Securities LLC Barclays Capital Inc. Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC
Senior Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

BOSC, Inc.

Capital One Southcoast, Inc.

Comerica Securities, Inc.

Macquarie Capital

Mitsubishi UFJ Securities (USA), Inc.

Natixis Bleichroeder Inc.

PNC Capital Markets LLC

RBC Capital Markets Corporation

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Trade date:	August 9, 2010
Settlement date:	August 17, 2010 (T+6)
CUSIP:	2018 : 165167CE5 2020: 165167CF2

Certain Modifications to the Preliminary Prospectus Supplement

The following discussion summarizes certain modifications to the specified disclosure contained in the Preliminary Prospectus Supplement. Pursuant to this Pricing Term Sheet, the modifications set forth below are deemed to be included in the Preliminary Prospectus Supplement.

Table of Contents

The table of contents set forth on page S-i of the Preliminary Prospectus Supplement under the heading “Prospectus Supplement” is hereby amended by replacing “UNDERWRITING . . . S-37” with “UNDERWRITING (CONFLICTS OF INTEREST) . . . S-37”.

The Offering

The text set forth on page S-5 of the Preliminary Prospectus Supplement under the heading “The Offering” is hereby amended by inserting the subsection “Conflicts of Interest . . . Mr. V. Burns Hargis is a member of the Board of Directors of BOK Financial Corporation, the parent of BOSC, Inc. and serves on the Chesapeake Energy Corporation Board of Directors.” immediately before the subheading “Risk Factors”.

Underwriting

The text set forth on page S-40 of the Preliminary Prospectus Supplement under the heading “Underwriting” is hereby amended by (i) inserting the subheading “Conflicts of Interest” between the fourth and fifth paragraphs and (ii) inserting “Mr. V. Burns Hargis is a member of the Board of Directors of BOK Financial Corporation, the parent of BOSC, Inc. and serves on the Chesapeake Energy Corporation Board of Directors.” as a separate paragraph immediately after the subheading “Conflicts of Interest”.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.